SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20 - F [X]   Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [  ]   No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                   )

TABLE OF CONTENTS

 -  Press Release dated October 15, 2004

 -  Press Release dated October 26, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco
Title: Company Secretary

Date: October 31, 2004

PRESS RELEASE

     The Board of Directors of Italgas, met today, examined the bids received for the disposal of shares in Societa’ per la Condotta delle Acque Potabili S.p.A., considering them inadequate.

     The procedure for the sale of the Italgas stake in Acque Potabili is therefore not concluded.

San Donato Milanese (Milan), October 15, 2004

PRESS RELEASE

     Eni: CEO Vittorio Mincato meets international Investors and Analysts in Egypt and Libya

•	First nine months 2004 total hydrocarbon production: 1.6 million barrels per day, with an increase of about +4%; excluding the PSA1 effect, the production is up by 6%.

•	First nine months overall gas sales: around +10% (61 billion cubic metres). The increase is mainly driven by gas sales abroad that reached about 22 billion cubic metres.

•	Delivery on key integrated gas projects confirming initial time schedule and budget: Western Libya gas project and Damietta LNG plant in Egypt.

     Mr. Vittorio Mincato, Chief Executive Officer of Eni, presented today, during a meeting with international investors and analysts in Cairo, Eni’s relevant production and gas sales results in the first nine months of the year as well as the outstanding delivery on key gas integrated projects in Egypt and Libya.

     The event, which includes the visit to Damietta LNG plant in Egypt and to Mellitah gas treatment plant in Libya, is part of the recurring meetings with the financial community organized in the Countries with a high potential for production growth, where Eni plays a leading role. The latest meetings were held in Kazakhstan and Nigeria.

     “The Western Libya gas Project and the Damietta LNG plant in Egypt – said Mr. Vittorio Mincato – are both perfectly on track in terms of the initial time and budget and represent an important contribute to Eni’s strategic targets achievement. These two projects underline Eni’s ability in fully capturing the value along the entire gas chain and in monetizing our equity gas to match the growing gas demand in Europe”.

     During the meeting the financial community was informed on the first nine months total hydrocarbon production trend that reached around 1.6 million barrels per day, increasing by around 4% in comparison to the same period in 2003 (6% excluding the PSA1 effect).

     The production growth is in line with the target of 1.7 million barrels per day, excluding the PSA effect, which is expected in the fourth quarter 2004, thanks to the start-ups on time of all the projects scheduled for the period: South Pars in Iran, Rod in Algeria and Wafa in Libya.

     As for the Gas&Power business, the first nine months results also highlight the relevant increase in the overall gas sales that reached 61 billion cubic metres, a rise of around +10%. Such a growth is mainly driven by gas sales abroad that were around 22 billion cubic metres. In particular, gas sales in Europe exceeded 20 billion cubic meters with a 26% increase on the same period of last year.

     The Western Libyan Gas project, one of the most important integrated gas project in the Mediterranean Basin, has been conceived to enhance the value of Eni’s equity gas in Libya through export and marketing in Europe. The gas produced in the Wafa field in the desert and the Bahr Essalam offshore field is sent to Mellitah, on the Libyan coast, and then transported to Italy through the Greenstream sub sea pipeline. Eni’s partner in the project is NOC, the Libyan State company. The project was launched in 1999 and was completed on schedule for a total investment of around 7 billion euro, Eni share around 3.7 billion.

     The Damietta LNG plant plays a key role in the integrated gas project that Eni is realizing in Egypt, where Eni is the first international operator. The Terminal, with a liquefaction capacity of 7 billion cubic meters per year, will mainly process Eni’s equity gas extracted in the offshore fields in the Mediterranean Region. Located offshore the Mediterranean coast, North-West Damietta Port, the plant will produce liquefied natural gas primarily directed to the valuable markets of the Iberian Peninsula. The construction of the Damietta LNG plant, for an investment of 1.2 billion euro, started in the second half of 2001 and will be in operation by the end 2004.

San Donato, October 26th, 2004

[1]	In the case of Production Sharing Agreement the mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. In case of success the investments and costs borne (“cost oil”) during the year by the contractor are recovered by means of a share of productions which amount varies according to the oil price.